Bolt Technology Corporation
4 Duke Place
Norwalk, Connecticut  06854

May 28, 2009

By EDGAR
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:
Bolt Technology Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed September 12, 2008
Definitive Proxy
Filed October 24, 2008
Form 10-Q for the Period Ended March 31, 2009
Filed May 6, 2009
File No. 1-12075

Dear Mr. Schwall:

We appreciated the opportunity to speak with members of the Staff of the Securities and Exchange Commission (the “Commission”) during our telephone conference call on May 21, 2009 regarding SFAS 131 and segment reporting.  Upon further consideration of the comments and suggestions of the Commission Staff, we have decided to modify our future financial statement disclosures to include three reportable operating segments:  1) Bolt (“seismic energy sources”), 2) A-G Geophysical Products (“underwater cables and connectors”) and 3) Real Time Systems (“seismic energy source controllers”).

This modification will be reflected in all future periodic filings of the Company, beginning with the Company’s Annual Report on Form 10-K to be filed for the Company’s fiscal year ended June 30, 2009.

Very truly yours,

/s/ Joseph Espeso
Joseph Espeso Chief Financial Officer